UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	September 30, 2021

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Carrier EQ, LLC
Full Name of Registrant

Former Name if Applicable

186 Lincoln Street, Third Floor
Address of Principal Executive Office (Street and Number)

Boston, MA 02111
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021 cannot be filed within the prescribed time period because the Company requires additional time prepare and review its financial statements to insure adequate disclosure of the financial information required to be included in the Form 10-K. The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lisbeth Reimer, Principal Executive Officer	(617)	841-7207
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			✓	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In addition to the effects already reported in the last 10-Q, the significant variation in the result of operations from the corresponding period to the last fiscal year (September 30, 2020) is that, during the three and twelve months ended September 30, 2021, the Company recognized the write-off of intangible assets ($2 million) because capitalized software costs no longer had the potential to generate future benefits for Carrier EQ, LLC from the deconsolidation of banQi.

Carrier EQ, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 30, 2021	By:	/s/ Lisbeth Reimer
Lisbeth Reimer, Principal Executive Officer